September 20, 2010

Mr. Thomas Kluck

    Branch Chief

Mr. Adam F. Turk

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P. (the “Registrant”)
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-166849

Dear Messrs. Kluck and Turk:

We thank the Staff for its comment letter dated June 8, 2010 relating to the Registrant’s Registration Statement on Form S-1 filed on May 14, 2010. For your convenience, the sole comment included in the June 8, 2010 comment letter is set forth verbatim below together with the Registrant’s response thereto.

General

1.	Please update the financial statements and financial information to comply with Rule 8-08 of Regulation S-X.

We have done so.

Registrant is, today, separately requesting that Registrant’s Registration Statement be declared effective on September 22, 2010. Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-7557.

Sincerely,

James B. Biery